Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Björn Rosengren, Business Area President, Construction and Mining Technique
+46 8 743 83 14 or +46 (0)70 417 85 02
Canton, Media Relations Manager
442 222 312 or +44 (0)7971 650 115


06015911

SUPPL

...as Copco strikes gold at Boddington mine in Australia

Stockholm, Sweden, August 7, 2006: Atlas Copco has received a significant order for surface drilling equipment from the Boddington Gold Mine in Western Australia. The order has a value of approximately MSEK 275 (MEUR 30), including equipment sales and a five-year service, maintenance and parts supply contract. Delivery will commence in the third quarter of 2007.

Boddington is a joint venture between Newmont Mining Corporation and AngloGold Ashanti. The order comprises eight blast-hole rigs and a crawler rig, which will form Boddington's production drilling fleet at its new gold mine, 130km south-east of Perth. To support the drilling fleet, up to 25 Atlas Copco people will be working on service, maintenance and parts management tasks at the Boddington mine site.

The mine is due to commence production of more than one million ounces of gold per annum from the second half of 2008, making Boddington one of the world's major gold producers for up to two decades.

"We are very excited about our long-term relationship with the Newmont group at Boddington, one of the major new resource projects in Australia," says Björn Rosengren, Business Area President, Atlas Copco Construction and Mining Technique. *"This order is among the major deals for Atlas Copco in a strong period for mining and construction worldwide."*

The order was won by Atlas Copco Construction and Mining Australia Pty Ltd.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.

Atlas Copco's Construction and Mining Technique business area develops, manufactures, markets and services rock drilling tools, construction and demolition tools, drill rigs and equipment. It innovates for superior productivity in for surface and underground rock excavation, exploration drilling, rock reinforcement, ground engineering, water well, oil and gas drilling worldwide. The business area has its principal product development and main manufacturing units in Sweden and the United States. More information is available on www.atlascopco.com.

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Atlas Copco Group Center

Atlas Copco AB
SE-105 23 Stockholm
Sweden

Visitors address:
Sickla Industriväg 3
Nacka

Telephone: +46 (0)8 743 8000
Telefax: +46 (0)8 644 9045
www.atlascopco.com

A Public Company (publ)
Reg. No: 556014-2720
Reg. Office Nacka

For further information please contact:
Annika Berglund, Senior Vice President Corporate Communications
+46 70 322 8070

Erik Olsson new President for Atlas Copco's Rental Service business area

Stockholm, Sweden, August 4, 2006: Effective today, Erik Olsson, Vice President Operations for the Rental Service Business Area and COO of Rental Service Corporation, United States, has been appointed President for the Rental Service business area and CEO of Rental Service Corporation.

Erik Olsson, who replaces Tom Zorn, started his career in Atlas Copco in 1988, and has served the Atlas Copco Group in many positions, including senior financial positions in Sweden, Brazil, and the United States. He was divisional controller at Milwaukee Electric Tool Corporation before joining Rental Service as business area controller and CFO in 2001. Olsson has been in his current position since March 2005.

"Erik Olsson has contributed significantly to the tremendous development of the rental business during the past years. He is a strong and well-respected leader, with solid experience of doing business in the U.S.," says Gunnar Brock, President and CEO of the Atlas Copco Group.

Erik Olsson has a B.Sc. in Business Administration and Economics from the University of Gothenburg, Sweden.

The appointment of a new business area president has no bearing on Atlas Copco's decision earlier this year to divest the Rental Service business area. The process continues in line with all earlier communications.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600). Learn more at www.atlascopco.com.

Atlas Copco's Rental Service business area provides equipment rental and related services to customers in the construction, industrial manufacturing, and homeowner segments. Sales of used equipment, spare parts, accessories, and merchandise support the business. The business area has two brands: RSC Equipment Rental serves the general equipment rental market for construction and industrial customers, while Prime Energy provides oil-free air, generator and temperature-control services to a broad range of industries. The business area has around 465 rental stores in the United States, Canada and Mexico. More information is available on www.rentalservice.com.

Atlas Copco Group Center

Atlas Copco AB
SE-105 23 Stockholm
Sweden

Visitors address:
Sickla Industriväg 3
Nacka

Telephone: +46 (0)8 743 8000
Telefax: +46 (0)8 644 9045
www.atlascopco.com

A Public Company (publ)
Reg. No: 556014-2720
Reg. Office Nacka